                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
        UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)*


                        The CHALONE Wine Group, Ltd.
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                                (Name of Issuer)


                         Common Stock, no par value
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                       (Title of Class of Securities)


                                  157639105
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                               (CUSIP Number)

                                Phyllis S. Hojel
                           c/o HM International Inc.
                       5810 East Skelly Drive, Suite 1000
                           Tulsa, Oklahoma 74135-6403
                               (918) 664-1914
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                              December 31, 1996
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 157639105
          ---------
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       (1)    Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
              Above Persons

              RCH 1 Holdings, Inc.
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       (2)    Check the Appropriate Box if a Member of a Group
                                                                   (a)    [ ]
                                                                   (b)    [X]
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       (3)    SEC Use Only
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       (4)    Source of Funds

              OO
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       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                           [ ]
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       (6)    Citizenship or Place of Organization

              Delaware
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 Number of    (7)    Sole Voting Power                             -0- Shares
Shares Bene-         -----------------------------------------------------------
  ficially    (8)    Shared Voting Power                           -0- Shares
 Owned by            -----------------------------------------------------------
Each Report-  (9)    Sole Dispositive Power                        -0- Shares
 ing Person          -----------------------------------------------------------
   With       (10)   Shared Dispositive Power                      -0- Shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                     -0- Shares
--------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            [ ]
--------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)
                      0.0%
--------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)    CO





                               Page 2 of 10 pages

CUSIP No. 157639105
          ---------
--------------------------------------------------------------------------------
       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

              LHZ 1 Holdings, Inc.
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       (2)    Check the Appropriate Box if a Member of a Group
                                                                   (a)    [ ]
                                                                   (b)    [X]
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       (3)    SEC Use Only

--------------------------------------------------------------------------------
       (4)    Source of Funds

              OO
--------------------------------------------------------------------------------
       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

              Delaware
--------------------------------------------------------------------------------
 Number of    (7)    Sole Voting Power                             -0- Shares
Shares Bene-         -----------------------------------------------------------
  ficially    (8)    Shared Voting Power                           -0- Shares
 Owned by            -----------------------------------------------------------
Each Report-  (9)    Sole Dispositive Power                        -0- Shares
 ing Person          -----------------------------------------------------------
   With       (10)   Shared Dispositive Power                      -0- Shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                     -0- Shares
--------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [ ]
--------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)
                      0.0%
--------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)    CO





                               Page 3 of 10 pages

CUSIP No. 157639105
          ---------
--------------------------------------------------------------------------------
       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

              MAH 1 Holdings, Inc.
--------------------------------------------------------------------------------
       (2)    Check the Appropriate Box if a Member of a Group
                                                                   (a)    [ ]
                                                                   (b)    [X]
--------------------------------------------------------------------------------
       (3)    SEC Use Only

--------------------------------------------------------------------------------
       (4)    Source of Funds

              OO
--------------------------------------------------------------------------------
       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

              Delaware
--------------------------------------------------------------------------------
 Number of    (7)    Sole Voting Power                             -0- Shares
Shares Bene-         -----------------------------------------------------------
  ficially    (8)    Shared Voting Power                           -0- Shares
 Owned by            -----------------------------------------------------------
Each Report-  (9)    Sole Dispositive Power                        -0- Shares
 ing Person          -----------------------------------------------------------
   With       (10)   Shared Dispositive Power                      -0- Shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                     -0- Shares
--------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            [ ]
--------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)
                      0.0%
--------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)    CO





                               Page 4 of 10 pages

CUSIP No. 157639105
          ---------
--------------------------------------------------------------------------------
       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

              GHA 1 Holdings, Inc.
--------------------------------------------------------------------------------
       (2)    Check the Appropriate Box if a Member of a Group
                                                                  (a)    [ ]
                                                                  (b)    [X]
--------------------------------------------------------------------------------
       (3)    SEC Use Only

--------------------------------------------------------------------------------
       (4)    Source of Funds

              WC
--------------------------------------------------------------------------------
       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

              Delaware
--------------------------------------------------------------------------------
 Number of    (7)    Sole Voting Power                          -0- Shares
Shares Bene-         -----------------------------------------------------------
  ficially    (8)    Shared Voting Power                  1,756,919 Shares
 Owned by            -----------------------------------------------------------
Each Report-  (9)    Sole Dispositive Power                     -0- Shares
 ing Person          -----------------------------------------------------------
   With       (10)   Shared Dispositive Power             1,756,919 Shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                     1,756,919 Shares
--------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [ ]
--------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)
                     21.1%
--------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)    CO





                               Page 5 of 10 pages

CUSIP No. 157639105
          ---------
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       (1)    Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
              Above Persons

              SFI Intermediate Ltd.
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       (2)    Check the Appropriate Box if a Member of a Group
                                                                   (a)    [ ]
                                                                   (b)    [X]
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       (3)    SEC Use Only

--------------------------------------------------------------------------------
       (4)    Source of Funds

              OO
--------------------------------------------------------------------------------
       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

              Texas
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 Number of    (7)    Sole Voting Power                          -0- Shares
Shares Bene-         -----------------------------------------------------------
  ficially    (8)    Shared Voting Power                  1,756,919 Shares
 Owned by            -----------------------------------------------------------
Each Report-  (9)    Sole Dispositive Power                     -0- Shares
 ing Person          -----------------------------------------------------------
   With       (10)   Shared Dispositive Power             1,756,919 Shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                     1,756,919 Shares
--------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [ ]
--------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)
                     21.1%
--------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)    PN





                               Page 6 of 10 pages

CUSIP No. 157639105
          ---------
--------------------------------------------------------------------------------
       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

              Phyllis S. Hojel
--------------------------------------------------------------------------------
       (2)    Check the Appropriate Box if a Member of a Group
                                                                  (a)    [ ]
                                                                  (b)    [X]
--------------------------------------------------------------------------------
       (3)    SEC Use Only

--------------------------------------------------------------------------------
       (4)    Source of Funds

              PF
--------------------------------------------------------------------------------
       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

              U.S.A.
--------------------------------------------------------------------------------
 Number of    (7)    Sole Voting Power                              -0- Shares
Shares Bene-         -----------------------------------------------------------
  ficially    (8)    Shared Voting Power                      1,756,919 Shares
 Owned by            -----------------------------------------------------------
Each Report-  (9)    Sole Dispositive Power                         -0- Shares
 ing Person          -----------------------------------------------------------
   With       (10)   Shared Dispositive Power                 1,756,919 Shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                     1,756,919 Shares
--------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                          [ ]
--------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)
                     21.1%
--------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)    IN





                               Page 7 of 10 pages

AMENDMENT NO. 1 TO SCHEDULE 13D

          RCH 1 Holdings, Inc., a Delaware corporation ("RCH"), LHZ 1 Holdings, Inc., a Delaware corporation ("LHZ"), MAH 1 Holdings, Inc., a Delaware corporation ("MAH"), GHA 1 Holdings, Inc., a Delaware corporation ("GHA"), SFI Intermediate Ltd., a Texas limited partnership ("SFI") and Phyllis S. Hojel hereby amend and supplement their joint Statement on Schedule 13D as originally filed on the date hereof (the "Original Statement"), with respect to the common stock, no par value (the "Common Stock"), of The CHALONE Wine Group, Ltd., a California corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 of the Original Statement is hereby amended and supplemented as follows:

          On December 31, 1996, RCH, LHZ and MAH merged with and into GHA (the "Merger"), whereupon GHA became the owner of all the assets of RCH, LHZ and MAH. As a result of the Merger, GHA also became the sole general managing partner of SFI. This transaction facilitated the ownership and management of certain assets of the Hojel family.

ITEM 5.   INTEREST IN SECURITIES OF THE INVESTOR.

          Item 5 of the Original Statement is hereby amended and supplemented as follows:

          As a result of the Merger, as of December 31, 1996, each of RCH, LHZ and MAH beneficially owns zero (0) shares of Common Stock. As of December 31, 1996, each of Ms. Hojel, GHA and SFI beneficially owns an aggregate of 1,756,919 shares of Common Stock, approximately 21.1% of the 7,611,604 shares outstanding (as reported in the Company's Form 10-Q for the quarterly period ended September 30, 1996). Ms. Hojel, GHA and SFI share voting power and the power to dispose or direct the disposition of such 1,756,919 shares of Common Stock.





                               Page 8 of 10 pages

                                  SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:     January 29, 1997
                                  GHA 1 HOLDINGS, INC., successor to
                                  RCH 1 HOLDINGS, INC.


                                  By:  /s/ Phyllis S. Hojel
                                       -----------------------------
                                       Phyllis S. Hojel
                                       President and Secretary


                                  GHA 1 HOLDINGS, INC., successor to
                                  LHZ 1 HOLDINGS, INC.


                                  By:  /s/ Phyllis S. Hojel
                                       -----------------------------
                                       Phyllis S. Hojel
                                       President and Secretary


                                  GHA 1 HOLDINGS, INC., successor to
                                  MAH 1 HOLDINGS, INC.


                                  By:  /s/ Phyllis S. Hojel
                                       -----------------------------
                                       Phyllis S. Hojel
                                       President and Secretary


                                  GHA 1 HOLDINGS, INC.


                                  By:  /s/ Phyllis S. Hojel
                                       -----------------------------
                                       Phyllis S. Hojel
                                       President and Secretary





                               Page 9 of 10 pages

                                  SFI INTERMEDIATE LTD.

                                  By:  GHA 1 HOLDINGS, INC.
                                       General Partner


                                       By:  /s/ Phyllis S. Hojel
                                       -----------------------------
                                            Phyllis S. Hojel
                                            President and Secretary



                                  /s/ Phyllis S. Hojel
                                  ----------------------------------
                                  Phyllis S. Hojel





                              Page 10 of 10 pages